PROXY STATEMENT

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934 (Amendment No. __)

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SONOMA VALLEY BANCORP
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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April 3, 2009

Dear Shareholder:

You are invited to attend the 2009 Annual Meeting of Shareholders to be held on Wednesday, May 20, 2009, in Sonoma, California.

The annual meeting will begin with the voting of the formal matters submitted as set out in the accompanying notice of annual meeting and proxy statement, and discussion on other matters properly brought before the meeting.

Whether or not you plan to attend, you can ensure that your shares are represented at the meeting by promptly voting and submitting your proxy by telephone or by internet, or by completing, signing, dating and returning your proxy form in the enclosed envelope.

Cordially,

/s/ Robert J. Nicholas
Robert J. Nicholas
Chairman of the Board


NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 20, 2009


To our Shareholders:

The annual meeting of shareholders of Sonoma Valley Bancorp (the "Company") will be held on May 20, 2009, at 6:00 p.m., at Ramekins Event Center, 450 West Spain Street, Sonoma, California 95476. At the meeting, shareholders will vote:

(1) To elect six (6) directors to serve until the next annual meeting and until their successors are elected and qualified;

(2) To ratify the selection of Richardson and Co. as independent auditors for Sonoma Valley Bancorp for fiscal year 2009;

(3) To approve, in an advisory (non-binding) vote, the compensation of executives disclosed in the proxy statement; and

(4) To transact such other business that may properly come before the meeting.

In addition, the shareholders may act upon such matters other than the specific items listed above as may properly come before the meeting.

The Board of Directors has fixed the close of business on March 20, 2009, as the record date for determining those shareholders who will be entitled to vote at the meeting or any postponement or adjournment.

As an added convenience, a shareholder can vote by telephone or by using the Internet as indicated on the proxy card. If you vote by telephone or Internet, you do not need to return the proxy card.

By Order of the Board of Directors

/s/ Suzanne Brangham
SUZANNE BRANGHAM, Secretary

April 3, 2009
Sonoma, California

WE URGE YOU TO VOTE BY TELEPHONE AT **1-800-776-9437** OR BY USING THE **INTERNET** AS INDICATED ON THE PROXY.

OTHERWISE, PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE MEETING. IF YOU DO ATTEND THE MEETING, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON.



SONOMA VALLEY BANCORP
202 W. Napa Street
Sonoma, California 95476

PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS OF
SONOMA VALLEY BANCORP

This proxy statement contains information related to the annual meeting of shareholders of Sonoma Valley Bancorp (the "Company") to be held on May 20, 2009, beginning at 6:00 p.m., at Ramekins Event Center, 450 West Spain Street, Sonoma California 95476, and at any postponements or adjournments thereof.

A copy of the Company's Annual Report for the year ended December 31, 2008, accompanies this Proxy Statement. These proxy materials were first mailed to shareholders on or about April 3, 2009.

PURPOSE OF MEETING

At the annual meeting, shareholders will vote:

(1)   To elect six (6) directors to serve until the next annual meeting and until their successors are elected and qualified;

(2)   To ratify the selection of Richardson and Co. as independent auditors for Sonoma Valley Bancorp for fiscal year 2009;

(3)   To approve, in an advisory (non-binding) vote, the compensation of executives disclosed in the proxy statement; and

(4)   To act upon such matters other than the specific items listed above as may properly come before the meeting, including adjournment.

These matters are more fully described in the attached proxy statement, which is made as part of this notice.

GENERAL PROXY STATEMENT INFORMATION

Introduction

This Proxy Statement is furnished in connection with the solicitation of proxies from the shareholders of the Company. Shareholders are requested to consider and vote upon the matters discussed herein.

Solicitation of Proxies

This solicitation of proxies is being made by the Board of Directors of the Company. The expense of preparing, assembling, printing, and mailing these proxy materials will be borne by the Company. It is contemplated that proxies will be solicited principally through the use of the mail, but officers, directors, and employees of the Company may solicit proxies personally or by telephone, without receiving special remuneration. Although there is no formal agreement to do so, the Company may reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for the cost of forwarding proxy materials to the beneficial owners of the Company's common stock.

Outstanding Securities and Voting Rights

Holders of record of the Company's common stock at the close of business on March 20, 2009, will be entitled to vote on all matters to be presented at the annual meeting. As of such date, 2,313,821 shares of common stock were outstanding. Votes may be cast in person or by proxy, and each share of common stock entitles its holder to one vote.

With respect to Proposal One, the six (6) directors receiving the highest number of votes will be elected as directors. The affirmative vote of a majority of the shares of the Company's common stock represented and voting at the meeting at which a quorum is present is required in order to approve Proposal Two and Three. Under California law, abstentions and broker non-votes shall be counted for purposes of determining a quorum, but will not be counted for or against the proposals or for or against any of the directors.

Each share of common stock is entitled to one vote at the annual meeting, except with respect to the election of directors. In elections of directors, California law provides that a shareholder, or his or her proxy, may cumulate votes; that is, each shareholder has that number of votes equal to the number of shares owned, multiplied by the number of directors to be elected, and the shareholder may cumulate such votes for a single candidate, or distribute such votes among as many candidates as he or she deems appropriate. However, a shareholder may cumulate votes only for a candidate or candidates whose names have been properly placed in nomination prior to the voting, and only if the shareholder has given notice at the meeting, prior to the voting, of his or her intention to cumulate votes for the candidates in nomination. The Company's designated proxy holders (the "Proxy Holders") have discretionary authority to cumulate votes represented by the proxies received in the election of directors. The Proxy Holders intend to vote all proxies received by them in such manner as will assure the election of as many of the nominees described under "Election of Directors" as possible. The six nominees receiving the highest number of votes will be elected to the Board. With respect to any other matter that properly comes before the meeting, the Proxy Holders will vote in accordance with their own discretion.

A proxy for use at the annual meeting is enclosed. Proxies which are properly executed and returned to the Company will be voted at the annual meeting in accordance with the shareholders' instructions contained in such proxies and, at the discretion of the Proxy Holders, on such other matters as may properly come before the meeting. The Company is soliciting discretionary authority to cumulate votes in connection with the election of directors and in connection with any other matters that may properly come before the meeting, as provided for above. Where no contrary instructions are given, the shares will be voted "For" the election of each of the six directors identified under the caption, "Election of Directors;" "For" the ratification of the selection of Richardson and Co. as independent auditors for 2009; and "For" approval of the compensation of executives. Any shareholder has the power to revoke his or her proxy at any time before it is voted.

Questions and Answers about the Proxy Material and Voting

What is the purpose of the Meeting?

The purpose of the annual meeting is to allow you to vote on the matters outlined in the accompanying Notice of Annual Meeting of Shareholders.

Who is entitled to vote?

1)   Only shareholders of record at the close of business on the record date are entitled to vote at the annual meeting, or any postponements or adjournments of the meeting.

2)   Shareholders who hold their shares under their broker – as non-certificated shares or in "street name", are not shareholders of record but "beneficial owners". Their votes are cast by their broker pursuant to their instructions, and as provided under the rules of the New York Stock Exchange governing broker votes.

How do I vote?

Shareholders have three options for submitting their votes before the annual meeting, by: (a) Internet, (b) telephone or (c) mailing a completed proxy card (registered owners) or voting instruction card (beneficial owners) as instructed in the proxy card or voting instruction card. If you have Internet access you may submit your proxy from any location in the world by following the instructions on the proxy card or voting instruction card. If you live in the United States or Canada you may submit your proxy by telephone or following the instructions on the proxy card or voting instruction card. If you received your annual meeting materials by mail and do not wish to vote online or by telephone please complete and properly sign the proxy card or voting instruction card you receive and return it in the prepaid envelope provided, and it will be voted in accordance with the specifications made on the proxy card or voting instruction card.

      If your shares are held by your broker or bank, (in "street name") you will receive a form from your broker or bank seeking instructions as to how your shares should be voted. If you do not instruct your broker or bank how to vote, your broker or bank will vote your shares if it has discretionary power to vote on a particular matter. If you wish to vote your shares at the meeting you must contact your broker for a power of attorney.

What shares are included on the proxy card(s)?

      The shares on your proxy card(s) represent ALL of your shares held in that account and under that name.

What does it mean if I get more than one proxy card?

      If your shares are registered differently and are in more than one account, you will receive more than one proxy card. Sign and return all proxy cards to ensure that all your shares are voted. We encourage you to have all accounts registered in the same name and address (whenever possible). If your shares are held by your broker or bank in "street name," you must contact the broker or bank who holds your shares.

What happens if I abstain?

      Proxies marked "abstain" will be counted as shares present for the purpose of determining the presence of a quorum, but for purposes of determining the outcome of a proposal, shares represented by such proxies will not be treated as affirmative votes. For proposals requiring an affirmative vote of a majority of the shares present, an abstention is equivalent to a "no" vote.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

In accordance with Article III, Section 2 of the Company Bylaws, the number of directors shall not be less than six (6) nor more than eleven (11). All directors of the Company are elected for one-year terms and until their successors are duly elected and qualified. The Board of Directors of the Company proposes that the six nominees named below, all of whom are currently serving as directors of the Company, be re-elected for new one-year terms. Each of the nominees has consented to serve if elected. There are no family relationships between directors and officers. The address of each of the nominees is Sonoma Valley Bancorp, 202 West Napa Street, Sonoma, CA 95476. Ms. Brangham, Ms. Pistole and Messrs. Downing, Hitchcock, Nicholas and Switzer are independent directors, as defined in the NASD listing standards.

The six directors standing for election, including a capsule background summary, are as follows:

Name and Principal Occupation	Age
Suzanne Brangham Secretary since 2001; Director of Sonoma Valley Bancorp since its formation in November 2000 and Director of the Bank since March 1995; since 1994, president of 400 West Spain Corp and since 1999, LLC Manager of MacArthur Place.	66
Dale T. Downing Director of Sonoma Valley Bancorp since its formation in November 2000 and Director of the Bank since its formation in 1988; proprietor, Sonoma Market, Inc. and Glen Ellen Village Market, Inc., formerly Shone's Country Store, Inc.	67
Robert B. Hitchcock Director of Sonoma Valley Bancorp since its formation in November 2000 and Director of the Bank since its formation in 1988; Chairman of the Board 1988-1995; retired in 1992 as President, Nicholas Turkey Breeding Farms, a position held since 1982.	65
Robert J. Nicholas Chairman of the Board since 1995; Director of Sonoma Valley Bancorp since its formation in November 2000 and Director of the Bank since its formation in 1988; retired in 1992 as Chairman, Nicholas Turkey Breeding Farms, a position held since 1982.	66
Valerie Pistole Director of Sonoma Valley Bancorp since August 2007 and Director of the Bank since October 2006; partner, Walter and Pistole since 1993.	58
Mel Switzer, Jr. Vice Chairman since June 2006; President and Chief Executive Officer of the Bank since April 1990; Director of Sonoma Valley Bancorp since its formation in November 2000 and Chairman of the Bank Board since February 2008, Director of the Bank since he joined in 1990.	64

Recommendation of the Board of Directors

The Board recommends that shareholders vote "FOR" each of the six directors nominated.

Corporate Governance

Committees and Compensation of the Board of Directors

The Board of Directors of the Company has established a standing Audit Committee, Personnel and Policies Committee and Nominating Committee.

The Personnel and Policies Committee performs the role and duties of a compensation committee and serves the function of considering officer compensation and employee benefits. The four members of the Committee are: Robert J. Nicholas (Chairman), Dale T. Downing, Valerie Pistole and Robert B. Hitchcock. The Committee met four times during 2008.

At fiscal year end, the Audit Committee consisted of four independent directors, Messrs. Hitchcock (Chairman), Downing, Nicholas, and Ms. Pistole. The Audit Committee reviews the Company's internal accounting procedures, consults with and reviews the services provided by the Company's independent accountants and makes recommendations to the Board of Directors regarding the selection of independent accountants. The Board of Directors has determined that Robert Hitchcock, Chairman of the Audit Committee, qualifies as the Audit Committee Financial Expert as defined in the Sarbanes-Oxley Act of 2002. The Committee met six times during 2008.

The Nominating Committee consisted of Ms. Brangham, Ms. Pistole and Messrs. Nicholas, (Chairman), Downing, Hitchcock and Switzer.

Nominations to the Board of Directors

Our directors and the Nominating Committee take a critical role in guiding our strategic direction and overseeing the management of the Company. Board candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the shareholders and personal integrity and judgment. In addition, directors must have time available to devote to Board activities and to enhance their knowledge of the banking industry. Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

The Nominating Committee does have a written charter related to its nomination process. The Nominating Committee believes given the diverse skills and experience required to grow the Company that the input of its members and all members of the Board of Directors is important for considering the qualifications of individuals to serve as directors. The Nominating Committee is responsible for recommending a slate of directors for election at the annual meeting.

In carrying out its responsibilities, the Nominating Committee and Board will consider candidates suggested by shareholders. If a shareholder wishes to formally place a candidate's name in nomination, however, he or she must do so in accordance with the provisions of the Company's Bylaws. Suggestions for candidates to be evaluated by the Nominating Committee and Board must be sent to Suzanne Brangham, Secretary, 202 W. Napa Street, Sonoma, California 95476. Ms. Brangham, Ms. Pistole and Messrs. Nicholas, Chairman, Downing, and Hitchcock are independent directors as defined in the NASD listing standards.

Audit Committee Report

The Audit Committee reviews the Company's internal accounting procedures, consults with and reviews the services provided by the Company's independent accountants and makes recommendations to the Board of Directors regarding the selection of independent accountants. In fulfilling its oversight responsibilities, the Committee has reviewed and discussed the audited financial statements with management and discussed with the independent auditors the matters required to be discussed by SAS 61. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent auditors are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles. There is an Audit Committee Charter and it can be reviewed at https://www.sonomavalleybank.com or you can obtain a copy without charge by written request to Sonoma Valley Bancorp, 202 W. Napa Street, Sonoma, CA 95476, Attn: Corporate Secretary.

The Committee discussed with the independent auditors, the auditors' independence from the management of the Company and received written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1.

After the review and discussions mentioned above, the Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K.

> Respectfully Submitted,
> Sonoma Valley Bancorp Audit Committee,
> Robert B. Hitchcock, Chairman
> Dale T. Downing
> Robert J. Nicholas
> Valerie Pistole

Compensation Committee Interlocks and Insider Participation

Robert J. Nicholas (Chairman), Dale T. Downing, Valerie Pistole and Robert B. Hitchcock serve on the Personnel and Policies Committee (the board committee performing equivalent functions of a compensation committee). There are no compensation committee interlocks or insider participation on our Personnel and Policies Committee. Our Personnel and Policies Committee does not have a charter.

The Bank has had (and expects to have in the future) banking transactions in the ordinary course of its business with its directors, officers, principal shareholders and their affiliates. These loans are granted on substantially the same terms, including interest rates, collateral, and repayment terms, as those prevailing at the same time for comparable transactions with others and, in the opinion of management, do not involve more than the normal risk of collectability.

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis

Overview of Compensation Program

The Personnel and Policies Committee of the Board has responsibility for monitoring the Company's compensation of senior executives, and making recommendations with respect to such compensation to the Board. The Personnel and Policies Committee ensures that the total compensation paid to the executives is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to executives are similar to those provided to other executive officers of similarly situated community bank holding companies.

Throughout this proxy statement, the individuals who served as the Company's Chief Executive Officer and Chief Financial Officer during fiscal 2008, as well as the other individuals included in the Summary Compensation Table on page 17, are referred to as the "named executive officers".

Philosophy and Objectives

The Company has historically compensated senior executives through a combination of base salary, bonus and equity-based compensation in a manner that is competitive with comparable community banks and intended to align the incentives with the long-term interests of the Company's shareholders.

The Personnel and Policies Committee also takes into account that, as a result of both the Company's size and location, having comparable compensation packages is necessary in order to retain and attract senior employees in key positions. The Personnel and Policies Committee evaluates both performance and the level of compensation to ensure that the Company remains competitive relative to the compensation paid by peer community banks and community bank holding companies. To that end, the Personnel and Policies Committee believes executive compensation packages provided by the Company to its executives, including the named executive officers, should include both cash and stock-based compensation that provide rewards based on the overall performance of the Company and the role of the senior executives in improving the Company's performance. At the senior executive level, the Personnel and Policies Committee designed the incentive compensation to reward company-wide performance by tying the pool available for distribution to senior executives to the earnings growth for the year and the percentage of increase compared to the prior year. At lower levels the incentive compensation is targeted more at operational goals and achievements in areas under the control of these employees.

Setting Executive Compensation

The Personnel and Policies Committee has structured the Company's annual and long-term incentive-based cash and non-cash executive compensation in a manner intended to motivate executives, including the named executive officers, to achieve earnings growth and other business goals set by the Company and reward the executives for achieving such goals. The Personnel and Policies Committee reviews compensation levels and policies during the year, and makes recommendations to the Board with respect to its findings and any recommendations. Two executive salaries were changed in 2008. In January, 2008, Mr. Cutting was approved for a base salary increase from $171,600 annually to $200,004 and in April, 2008, Ms. Gorham was approved for a base salary increase from $118,944 annually to 148,500. To assist the Personnel and Policies Committee in establishing proper compensation levels, in 2005 the Company engaged the banking practice group of Clark Consulting to review the Company's executive compensation and to recommend potential improvements regarding existing practices. As part of its analysis, Clark Consulting and the Company jointly chose a custom peer group of 18 publicly traded banks or bank holding companies based upon asset size, geographic location and performance. The peer group included Foothill Independent Bancorp, First Northern Community Bancorp, United Security Bancorp, Community Bancorp, Inc., North Bay Bancorp, BWC Financial Corp., Heritage Oaks Bancorp, Community Valley Bancorp, Southwest Community Bancorp, Central Valley Community Bancorp, Epic Bancorp, Pacific State Bancorp and Canyon National Bank. The overall results of the analysis provided the Personnel and Policies Committee with a comprehensive analysis of the compensation paid to the Company's senior executives with that paid to similarly situated senior executives in the peer group. The Personnel and Policies Committee reviewed market data for the five most highly compensated officers at each of the peer group companies and compared it to the five most highly compensated officers of the Company.

A portion of total compensation for senior executives is allocated to incentives as a result of the philosophy mentioned above. There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the Personnel and Policies Committee reviews information to determine the appropriate level and mix of incentive compensation. Income from such incentive compensation is realized as a result of the performance of the Company, as determined by the established goals of the Company's cash incentive program.

2008 Executive Compensation Components

The principal components of compensation for the named executive officers in 2008 were:

- base salary;
- incentive compensation;
- long-term equity incentive compensation;
- retirement benefits;
- severance benefits; and
- deferred compensation benefits

Base Salary

The Company provides executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. Salary ranges for the named executive officers are determined for each executive based on his or her position and responsibility. The Company competes with many larger banks for top executive talent and, as a result, the base salary component of total compensation is designed to compensate executives, including the named executive officers, competitively within the industry. Base salaries of the executive officers, including the named executive officers, are established by the Board based upon recommendations made by the Personnel and Policies Committee based on other factors as well including relevant peer group information, the executive's job responsibilities, level of experience, individual performance, and overall contribution to the financial results of the Company. In making base salary decisions, the Personnel and Policies Committee uses its discretion and judgment based upon regional and personal knowledge of industry practice but does not apply any specific formula to determine the base salaries for the named executive officers.

Salary levels are typically considered annually as part of the Company's performance review process as well as upon a promotion or other change in job responsibility. Merit based increases to salaries of executives are not common but may be made based on the Personnel and Policies Committee's assessment of each individual's performance.

Cash Incentive Compensation

The Company's cash incentive, or bonus, component of executive compensation is designed to reflect the Personnel and Policies Committee's belief that a portion of the compensation of executive management, including the Chief Executive Officer and the Company's managers and staff, should be contingent upon the overall performance of the Company. The program is intended to motivate and reward executive officers and employees by tying the benefit to the financial success of the Company. The amount to be set aside under the cash incentive program is determined based on the net profits for the fiscal year and the amount of increase over the prior year's net profits. After determining the amount available for distribution, the program provides that sixty percent (60%) will be allocated to executive management, including the named executive officers, and forty percent (40%) to management and staff.

Companies participating in the Capital Purchase Program are required to assess their senior executive officer compensation programs to ensure that the programs do not encourage senior executive officers to take unnecessary and excessive risks that threaten the value of the bank. The Personnel and Policies Committee has met with the Company's risk and other officers to review the incentive programs and practices, evaluated the effect of those programs historically, and reviewed its internal procedures on loan origination practices and internal audits. Based on this review, the Personnel and Policies Committee believes that the total compensation program reflects a balance of fixed and performance based compensation, and internal policies and practices, evaluated against past results, believes that the Company's executive compensation program does not encourage the executive officers to take unnecessary and excessive risks that threaten the value of the Company, and that no changes to the program were required for this purpose as of the date of this report, and will continue to review the philosophy and compensation programs. The required certification of the Compensation Committee is provided in the Compensation Committee Report following this CD&A.

Each of the named executive officers for the fiscal year ended December 31, 2008, received the following cash incentive awards under the Company's cash incentive program.

Name	2008 Cash Incentive Awards
Mel Switzer, Jr.	$64,650
Mary Dieter Smith	$39,784
Sean Cutting	$64,650
Cathleen Gorham	$29,838

The cash incentive awards made to named executive officers are reflected in column (g) of the Summary Compensation Table on page 17.

Long-Term Equity Compensation

The Company provides its executive officers with long-term equity compensation, in the form of grants of options, restricted stock, stock appreciation rights and stock bonuses under the Company's 1996 Stock Option Plan, the 2002 Equity Incentive Plan and the 2007 Equity Incentive Plan. Advantages of long-term equity compensation include favorable accounting and tax treatment and the ability to meet the almost universal expectation in the industry to provide stock options and other equity-based compensation to employees. The Personnel and Policies Committee believes that long-term equity compensation provides the Company's executive officers, including the Chief Executive Officer, with the opportunity to purchase and maintain an equity interest in the Company and to share in the appreciation of the value of the Company's common stock. The Personnel and Policies Committee believes that stock options and other equity-based compensation assist in motivating executives to maximize long-term shareholder value.

All stock options that were granted, including to the Chief Executive Officer, have been granted at the fair market value of the Company's common stock on the date of grant. The Personnel and Policies Committee determines the fair market value based upon the closing price of the Company's stock on the day of determination. The Committee considers each option subjectively, considering factors such as the individual performance of the executive officer and the anticipated contribution of the executive officer to the attainment of the Company's strategic goals.

The ability to provide equity incentives, through the granting of stock options and other equity-based compensation, gives the Personnel and Policies Committee the ability to create a combination of cash and stock-based incentive compensation programs to promote high performance and achievement of corporate goals by executives and employees, encourage the growth of shareholder value and allow key employees to participate in the long-term growth and profitability of the Company.

Awards of equity-based compensation are not routinely made but may occur throughout the year.

The granting of equity-based compensation helps to:

- enhance the connection between shareholder value and long-term executive incentive compensation;
- provide an opportunity for increased equity ownership by executives; and
- maintain competitive levels of total compensation.

The majority of stock options granted by the Personnel and Policies Committee vest at a rate of 20% per year over the first five years of a ten-year option term. Vesting and exercise rights cease upon termination of employment except in the case of death (subject to a one year limitation), disability or retirement. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights and the right to receive dividends.

The Personnel and Policies Committee awards restricted stock to senior executives, including the named executives, based upon substantially the same factors described above for the issuance of stock options. The Personnel and Policies Committee determines the number of shares to be awarded to particular senior executives and the vesting of the shares, typically over five years at a rate of 20% per year, although the grant to Mr. Switzer in 2006 included vesting over three years. Upon issuance of restricted shares, the holders have many of the rights and privileges of a shareholder including voting rights. Upon termination of employment, all restricted shares that have not vested are forfeited, without further obligation of the Company.

To date, the Company has not required any participant to pay for their restricted shares. The fair market value of restricted shares is determined on the grant date, which is the date of determination. The Personnel and Policies Committee awarded restricted shares for the first time in 2006 in recognition of the improvements in the Company's financial results and achievements in the safety and soundness of the bank's internal processes. Although the Company has historically only issued stock options and restricted shares, it may in the future grant stock appreciation rights, or other equity-based compensation as permitted in the 2007 Equity Incentive Plan and as determined appropriate by the Personnel and Policies Committee.

Retirement Benefits

Certain of the Company's executives, limited to a select group of management and highly compensated employees, are eligible to participate in the Supplemental Executive Retirement Plan ("SERP") and, along with all other employees, in the Company's 401(k) plan. Under the SERP, eligible executives, including the named executive officers, earn the right to receive certain benefits upon retirement. Retirement benefits are provided annually after retirement and calculated and based upon a fifteen year vesting schedule and a percentage of the average of the best five years of the participant's cash compensation, including salary, incentive and bonus.

The SERP is a plan similar to those adopted and utilized by the Company's peer groups and provides the types of retirement benefits that are expected by executive officers of similarly situated banks and bank holding companies. The SERP benefits certain eligible executives based upon the Personnel and Policies Committee's discretion and the completion of a participation agreement. The benefits associated with SERP participation are a yearly benefit after termination from the company and the amount of the benefit is determined by a formula multiplying a factor determined by years of service with an average of the highest five years of compensation. The SERP is an unfunded plan and the Company has purchased insurance policies to assist with the eventual funding of the SERP benefits in the future. The policies are corporate owned whole life insurance policies with the cash value of the policies owned by the Company and the death benefit on the employee paid to the Company as well.

Under the 401(k) plan, the Company matches employee contributions in the amount of 40% of employee's contribution but not to exceed the Internal Revenue Service limit. When the Committee targets overall compensation for executive officers, it does not factor in the compensation benefits expected to be received under the 401(k).

The Company also provides certain retirement benefits for its non-employee directors pursuant to director benefit agreements. Because of the difficulty in attracting and retaining experienced and suitable candidates to serve as independent directors, the Personnel and Policies Committee believes these limited retirement benefits are an appropriate manner to reward its independent directors for their service to the Company. Under the terms of the director benefits agreements, upon retirement at age 70, eligible directors will receive annual retirement benefits in the amount of $500 multiplied by the number of years of service on the board of directors of the Company or the Bank and increased at the rate of two percent (2%) each year beginning after the commencement of benefits. Benefits are paid until the death of the director or the director's spouse, if the spouse survives the director. Upon commencement of benefits, payments are made in twelve (12) monthly installments.

Severance Benefits

The Personnel and Policies Committee believes that reasonable severance benefits should be made available to senior executives upon a change of control that results in the termination of their employment. This is also a consistent practice among the Company's peer group. The Company has agreed to certain severance agreements with certain of its senior executives recognizing the fact that it may be difficult for these individuals to find comparable positions within a short period of time following termination of their employment.

Under the terms of the severance agreements, in the event the executive is terminated within two years following a change of control of the Company, the executive is entitled to his or her base salary in a lump sum or, at the Company's discretion, in twelve equal monthly installments. Severance benefits are not paid if an executive is terminated for gross malfeasance, fraud, deceit, theft or similar acts that would subject the executive to civil or criminal liability or would injure the Company. The Company's Chief Executive Officer, Sean Cutting, is entitled to two years of base salary under his severance agreement and all other executives are entitled to one year of base salary. The Personnel and Policies Committee has found that these levels of severance benefits are commensurate with, and part of the general practice of, its peer group.

Deferred Compensation

The Company's directors and a select group of management and highly compensated employees, including the named executive officers, are entitled to participate in the Company's deferred compensation plan.

Under the deferred compensation plan, eligible participants can defer up to 50% of salary and 100% of the annual bonus. Directors can defer 100% of their fees. These assets that are deferred accrue interest and provide a return equal to 120% of the corporate bond rate, as determined in August of each year, and rounded up the nearest whole percentage point.

Effective January 1, 2005, the Company has two Deferred Compensation Plans. One dated April 1, 1995 is grandfathered under the old rules and the other Plan is effective January 1, 2005 in compliance with Section 409A requirements. The April 1, 1995 Plan no longer received contributions after the year ending December 31, 2004.

Under the terms of the Company's January 1, 2005 Deferred Compensation Plan, for each plan year eligible participants may defer a minimum of $2,000 of each of the participant's base salary, annual bonus or directors' fees and a maximum of 50% of their base salary and 100% of their annual bonus and directors' fees. Prior to any distributions, interest is credited and compounded annually on each participant's account balance at a preferred crediting rate, which is equal to 120% of Moody's Seasoned Corporate Bond rate for the month of August immediately prior to each plan year, rounded up to the nearest whole percentage. Upon retirement, a participant receives his or her account balance and if the balance is paid in installments the undistributed portion is credited with interest and compounded annually at the preferred rate.

At year end 2008 all deferred compensation plans including the SERP and director retirement complied with the Internal Revenue Service Code, Section 409A.

Perquisites and Other Personal Benefits

The Company does not provide named executive officers with any significant perquisites or other personal benefits. The perquisites that are provided are believed to be reasonable and consistent with the Company's overall compensation program and adequately assist the Company in retaining superior employees for key positions.

Tax and Accounting Implications

Deductibility of Executive Compensation

As part of its role, the Personnel and Policies Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that the Company may not deduct compensation of more than $1,000,000 that is paid to certain individuals. However, pursuant to Section 111 of the Emergency Economic Stabilization Act of 2008 ("EESA"), participating banks under the U.S. Treasury's Capital Purchase Program ("CPP") may not deduct compensation of more than $500,000 that is paid to certain individuals. The Company believes that compensation paid under the management incentive plans is generally fully deductible for federal income tax purposes.

Accounting for Stock-Based Compensation

Beginning on January 1, 2003, the Company approved accounting for stock-based payments in accordance with the requirements of FASB Statement 123(R).

Capital Purchase Program Requirements

When the Treasury announced the CPP, it required participating banks to comply with section 111 of EESA, which requires that participants meet appropriate standards for executive compensation and corporate governance for as long as Treasury holds an equity or debt position in the financial institution. When deciding to participate in the program, our board evaluated these requirements and the impact they would have on the Company, and considered them in light of the support this capital would provide to our lending programs.

In summary, the Company has determined that the only measurable impact that the original CPP requirements would have on the Company is the new limit on deductibility of executive compensation under IRC §162(m). The Company evaluated the cost of that change and determined that participation in the CPP, under the terms and conditions then in effect, was a very cost-effective way to raise capital compared with the cost of private capital at that time.

The Committee has also taken steps to ensure that the Company's compensation plans and practices comply with the currently applicable requirements of the U.S. Treasury's regulations on executive compensation for participants in the CPP, including the prohibition on golden parachute payments and the inclusion of claw-back provisions on those elements of incentive compensation based on the achievement of financial or operating metrics.

On February 17, 2009, President Obama signed the American Recovery and Reinvestment Act of 2009 (the "Act") which, among other things, requires the U.S. Treasury to adopt standards relating to the executive compensation practices of participants in the CPP. The Act amends EESA to require that the new standards be applicable to any institution that participates in the CPP, which includes the Company, or otherwise receives financial assistance under EESA, for so long as the obligation arising from such assistance is outstanding. The U.S. Treasury has not yet adopted the implementing standards required under the Act; however, the Act requires that the standards limit the form and amount of any bonus, retention award or compensation awarded to the chief executive officer of the Company. The Company will comply with the standards issued by the U. S. Treasury and, as a result, the company's executive compensation plans going forward may need to change from the plans and practices described in the Compensation Discussion and Analysis section of this proxy statement.

Compensation Committee Report

The Personnel and Policies Committee has reviewed and discussed the Compensation Discussion and Analysis section with management and recommends that the Compensation Discussion and Analysis section be included in this proxy statement. The Compensation Committee certifies that it has reviewed with senior risk officers the named executive officers' incentive compensation arrangements and has made reasonable efforts to ensure that such arrangements do not encourage the named executive officers to take unnecessary and excessive risks that threaten the value of the Company or the Bank.

In conclusion, the Committee believes that the company's current compensation levels are consistent with Company goals.

> Respectfully Submitted,
> Sonoma Valley Bancorp Personnel and Policies Committee,
> Robert J. Nicholas, Chairman
> Dale T. Downing
> Valerie Pistole
> Robert B. Hitchcock

Attendance at Board, Committee and Shareholder Meetings

The Board of Directors met eleven times during 2008 for regular board meetings. All members of the Board attended at least 75% of all board meetings and meetings of the committees on which they served during 2008. All of the members of the Board of Directors attended last year's annual meeting of shareholders.

Directors' Remuneration

The directors of the Company are scheduled to meet at least quarterly and receive $100 for each meeting. The directors of the Sonoma Valley Bank (the "Bank") receive $800 for each regular board meeting and $300 for each committee meeting they attend, as a member. The Chair of the Audit Committee receives $750, the Chair of the Loan Committee receives $500 and all other committee chairs receives $400 for each committee meeting attended. In 2007 the board approved a $9,000 retainer for members of the Bank Board of Directors payable either in cash or options. The President did not receive any director fees.

Director Compensation

NAME	FEES EARNED OR PAID IN CASH ($)	STOCK AWARDS ($)	OPTION AWARDS ($)	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($)	ALL OTHER COMPENSATION ($)
(a)	(b)	(c)	(d)	(f)	(g)
A Brangham	25,100[1]	0	0	7,242	0
B Downing	31,900[1][2]	0	0	13,959	0
C Hitchcock	24,950[1]	0	0[3]	8,997	0
D Nicholas	22,718[4][5]	0	0[6]	13,319	1,847
E Page	19,800[1]		83,614	0	0
F Pistole	26,500[1][2]		0[7]	23	0
G Sangiacomo	15,318[4][8]	0	0[9]	4,005	0
H Weise	7,700[10]	0	0	5,833	0

(1)   Includes $9,000 annual retainer
(2)   All of Mr. Downing's and Ms. Pistole's director fees and annual retainer were deferred under the Deferred Compensation Plan.
(3)   Mr. Hitchcock has outstanding options to purchase 23,164 shares under the 1996 Stock Option Plan which he exercised February 23, 2009.
(4)   Includes $618 annual retainer
(5)   One-half, $11,050, of Mr. Nicholas' director fees were deferred under the Deferred Compensation Plan.
(6)   Mr. Nicholas has outstanding options to purchase 4,470 shares under the 2002 Stock Option Plan.
(7)   Ms. Pistole has outstanding options to purchase 10,000 shares under the 2002 Stock Option Plan.
(8)   All of Mr. Sangiacomo's director fees were deferred under the Deferred Compensation Plan.
(9)   Mr. Sangiacomo has outstanding options to purchase 31,503 shares under the 1996 Stock Option Plan.
(10)   Mr. Weise served as a Director of Sonoma Valley Bank from January, 2008 through May, 2008, retiring on June 1, 2008

In 2008, Ms. Brangham received $900 for serving on the Board, $9,600 for serving on the Board of the Bank, and the remaining $5,400 for serving on various Bank committees. Mr. Downing received $900 for serving on the Board, $9,600 for serving on the Board of the Bank, and the remaining $12,200 for serving on various committees. Mr. Downing receives an additional $200 per committee meeting he attends as a committee chair. Mr. Hitchcock received $900 for serving on the Board, $9,600 for serving on the Board of the Bank, and the remaining $4,800 for serving on various committees. Mr. Hitchcock receives an additional $450 per committee meeting he attends as a committee chair. Mr. Nicholas received $900 for serving on the Board, $12,900 as Vice Chairman of the Bank Board, and the remaining $7,800 for serving on various Bank committees. Mr. Page received $9,600 for serving on the Board of the Bank, and the remaining $1,200 for serving on various Bank committees. Ms. Pistole received $800 for serving on the Board, $9,600 for serving on the Board of the Bank, and the remaining $6,900 for serving on various Bank committees. Mr. Sangiacomo received $9,600 for serving on the Board of the Bank, and the remaining $5,100 for serving on various Bank committees.

Security Ownership of Certain Beneficial Owners and Management

Principal Shareholders

The following table sets forth certain information as of March 5, 2009, with respect to the beneficial ownership of the Company's common stock for each person known to the Company to own beneficially 5% or more of the outstanding shares of the Company's common stock, all directors and named executive officers of the Company individually, and all directors and all executive officers of the Company as a group. As of March 5, 2009, there were 2,313,821 shares of common stock outstanding. The address for the shareholders listed is Sonoma Valley Bancorp, 202 W Napa Street, Sonoma, California 95476.

Name and Principal Occupation	Common Stock Amount and Nature of Beneficial Ownership	Percent of Class (1)
Suzanne Brangham Secretary and Director of Sonoma Valley Bancorp and Director of the Bank.	27,798	1.20%
Sean Cutting Director and President and CEO of Sonoma Valley Bancorp and President and CEO of Sonoma Valley Bank	32,057(9)	1.37%
Dale T. Downing Director of Sonoma Valley Bancorp and Director of Sonoma Valley Bank.	43,189	1.87%
Robert B. Hitchcock Director of Sonoma Valley Bancorp and Director of Sonoma Valley Bank.	113,704(2)	4.91%
Robert J. Nicholas Chairman of the Board of Sonoma Valley Bancorp and Director of Sonoma Valley Bank.	106,409(3)	4.59%
Steve Page Director of Sonoma Valley Bank.	200	0.00%
Valerie Pistole Director of Sonoma Valley Bancorp and Director of Sonoma Valley Bank.	6,557(4)	0.28%
Angelo Sangiacomo Director of Sonoma Valley Bank.	43,851(5)	1.87%
Mel Switzer, Jr. Chairman of Sonoma Valley Bank and Vice Chairman of Sonoma Valley Bancorp.	88,919(6)(7)	3.84%
Mary Dieter Smith Executive Vice President and CFO of Sonoma Valley Bancorp and Sonoma Valley Bank.	45,947(8)	1.98%

Name and Principal Occupation	Common Stock Amount and Nature of Beneficial Ownership	Percent of Class (1)
Cathy Gorham Executive Vice President and COO of Sonoma Valley Bank.	9,762(10)	0.42%
Directors and Executive Officers as a Group	518,393	21.70%

(1) Percentages are based on a total of 2,313,821 shares outstanding as of March 5, 2009.
(2) Includes 10,920 shares held by wife in an IRA account
(3) Includes 2,469 shares subject to options exercisable within 60 days.
(4) Includes 2,000 shares subject to options exercisable within 60 days and 1,825 held by husband in a Profit Sharing Plan.
(5) Includes 30,267 shares subject to options exercisable within 60 days.
(6) Includes 1,000 shares unvested restricted stock and 2,157 shares held by wife in an IRA account.
(7) Mel Switzer Jr., retired as CEO of Sonoma Valley bank and President and CEO of Sonoma Valley Bancorp on January 31, 2009
(8) Includes a total of 10,148 shares subject to options exercisable within 60 days and 1,800 shares unvested restricted stock.
(9) Includes 24,500 shares subject to options exercisable within 60 days and 3,000 shares unvested restricted stock.
(10) Includes 1,800 shares unvested restricted stock.

15

EXECUTIVE COMPENSATION OF MANAGEMENT, OWNERSHIP OF CERTAIN SHAREHOLDERS AND CERTAIN RELATED TRANSACTIONS

The following table sets forth information regarding each executive officer of the Bancorp and Bank.

Officer	Age	Position with the Bank and Principal Occupations During the Past Five Years
Sean Cutting	40	Chief Executive Officer of the Company and Chief Executive Officer of Sonoma Valley Bank as February, 2009; President, Chief Administrative Officer and Chief Lending Officer of the Bank since January 2008 and Executive Vice President, Chief Lending Officer of the Bank since June 2006; Senior Vice President and Chief Lending Officer of the Bank since August 2003; Vice President and Loan Group Manager of the Bank since April 2003; Vice President and Commercial Loan Officer of the Bank since June 2002;
Mary Dieter Smith	60	Executive Vice President, Chief Financial Officer and Assistant Corporate Secretary of the Company and Bank since February, 2008; Executive Vice President , Chief Operating Officer and Assistant Corporate Secretary of the Company since November 2000, Executive Vice President and Chief Financial Officer and Assistant Corporate Secretary since June 1997; Executive Vice President, Chief Financial Officer and Asst. Corporate Secretary since January 1993; Vice President, Chief Financial Officer and Assistant Corporate Secretary from June 1988 to January 1993.
Cathleen Gorham	43	Executive Vice President, Chief Operating Officer and Branch Administrator of the Bank since February 2008, Senior Vice President and Branch Administrator since July 2005; Vice President and Bank Operations since May 2001; Operations Officer since 1992.
Mel Switzer, Jr.	64	Chairman of the Bank since January, 2008, Vice Chairman, of the Company, retired as President and CEO of the Company and CEO of the Bank January 31, 2009; President and Chief Executive Officer of the Company since November, 2000, President and Chief Executive Officer of the Bank since April 1990

Executive Compensation

As to the Company's Chief Executive Officer, Chief Financial Officer and the two other most highly compensated executive officers, the following table sets forth total remuneration received from the Company for services performed in all capacities during the last year.

Summary Compensation Table

NAME AND PRINCIPAL POSITION		YEAR	SALARY ($)	BONUS($)	STOCK AWARD[1] ($)	OPTION AWARDS ($)[1]	NON EQUITY INCENTIVE PLAN COMPENSATION	CHANGE IN PENSION VALUE AND NON-QUALIFIED DEFERRED COMPENSATION EARNINGS	ALL OTHER COMPENSATION	TOTAL
(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
PEO	Sean C Cutting	2008	214,205	0	0	71,164	64,650[2]	37,550[3]	21,633[4]	409,202
		2007	171,600	0	0	0	80,983[2]	35,272[3]	21,315[5]	309,170
		2006	141,267	0	131,250	0	95,760[2]	27,263[3]	0	395,540
PFO	Mary Dieter Smith	2008	148,500[6]	0	0	0	39,784[7]	157,041[8]	15,380[9]	360.705
		2007	148,500[10]	0	0	0	63,787[11]	121,083[8]	16,965[12]	350,335
		2006	136,997[13]	0	78,750	0	76,608[14]	122,892[8]	0	415,247
B	Cathleen Gorham	2008	141,117	0	0	0	29,838[2]	34,000[15]	12,380[16]	217,335
		2007	118,939	15,000	0	0	48,590[2]	18,392[15]	12,386[17]	213,307
		2006	106,669	0	78,750	0	57,456[2]	0	0	242,875
Former PEO	Mel Switzer, Jr.	2008	267,231	0	0	0	64,650[2]	499,723[18]	21,852[19]	853,456
		2007	240,000[20]	0	0	0	129,573[21]	313,877[18]	25,831[22]	709,281
		2006	206,667[23]	0	78,750	0	153,216[2]	232,744[18]	10,879[24]	682,256

(1) The amounts in this column reflect the aggregate grant date fair value under FAS 123® of awards made during the indicated year. The assumptions we use in calculating these amounts are discussed in Note L to our financial statements for the year ended December 31, 2008.

(2) Amount awarded pursuant to the Company's cash incentive program.

(3) Represents the change in actuarial present value of the accumulated benefit for Sean Cutting under all of our benefit plans and the above-market amount for rates that exceeded 120% of the applicable federal rate, or $$2 in 2008, $5 in 2007 and $25 in 2006.

(4) Includes matching contributions to 401(K) Plan, personal use of Company car, cash dividend on restricted stock and $8,200 gross up for taxes on restricted stock vesting in 2008

(5) Includes matching contributions to 401(K) Plan, cash dividend on restricted stock and $11,600 gross up for taxes on restricted stock vesting in 2007.

(6) 10% of salary or $14,950 was deferred to the 2005 Deferred Compensation plan.

(7) Amount awarded pursuant to the Company's cash incentive program of which 10% or $3,978 was deferred under the 2005 Deferred Compensation Plan.

(8) Represents the change in actuarial present value of the accumulated benefit for Mary Smith under all of our benefit plans and the above-market amount for rates that exceed 120% of the applicable federal rate or $182 in 2008, $506 in 2007 and $2,376 in 2006.

(9) Includes matching contributions to the 401(k) plan, cash dividend on restricted stock and $4,920 gross up for taxes.

(10) 10% of salary, or $14,850, was deferred to the Deferred Compensation Plan.

(11) Amount awarded pursuant to the Company's cash incentive program of which 10% or $6,379 was deferred under the 2005 Deferred Compensation Plan.

(12) Includes matching contributions to 401(K) Plan, cash dividend on restricted stock and $6,960 gross up for taxes on restricted stock vesting in 2008

(13) 5% of salary or $6,850 was deferred to the 2005 Deferred Compensation Plan

(14) Amount awarded pursuant to the Company's cash incentive program, of which 10% or $7,661 was deferred under the 2005 Deferred Compensation Plan.

(15) Represents the change in actuarial present value of the accumulated benefit for Cathy Gorham under all of our benefit plans.

(16) Includes matching contributions to 401(K) Plan, cash dividend on restricted stock and $4,920 gross up for taxes on restricted stock vesting in 2008.

(17) Includes matching contributions to 401(K) Plan, cash dividend on restricted stock and $6,960 gross up for taxes on restricted stock vesting in 2007.

(18) Represents the change in actuarial present value of the accumulated benefit for Mel Switzer, Jr. under all of our benefit plans and the above-market amount for rates that exceeded 120% of the applicable federal rate or $181 in 2008, $543 in 2007 and $2,360 in 2006.

(19) Includes matching contributions to 401(K) Plan, personal use of Company car, cash dividend on restricted stock and $8,200 gross up for taxes on restricted stock vesting in 2008.

(20) 5% of salary or $12,000 was deferred to the 2005 Deferred Compensation Plan.

(21) Amount awarded pursuant to the Company's cash incentive program, of which 25% or $32,393 was deferred under the 2005 Deferred Compensation Plan.

(22) Includes matching contributions to 401(K) Plan, personal use of Company car, cash dividend on restricted stock and $11,600 gross up for taxes on restricted stock vesting in 2007

(23) 5% of salary or $10,333 was deferred to the 2005 Deferred Compensation Plan.

(24) Includes matching contributions to 401(K) Plan, personal use of Company car and cash dividend on restricted stock award.

Grants of Plan-Based Awards

The following table provides information relating to incentives and stock options awarded during the fiscal year ended December 31, 2008.

NAME	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITES (#)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/SH)
		THRESHOLD ($)	TARGET ($)	MAXIMUM (#)	THRESHOLD ($)	TARGET ($)	MAXIMUM (#)			
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(k)	(k)
PEO Sean Cutting	1/16/08[1]	N/A	137,285	N/A	N/A	N/A	N/A	N/A	10,000	23.50
PFO Mary Dieter Smith	N/A	N/A	68,643	N/A	N/A	N/A	N/A	N/A	N/A	N/A
A Cathleen Gorham	N/A	N/A	68,643	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former PEO Mel Switzer, Jr.	N/A	N/A	0	N/A	N/A	N/A	N/A	N/A	N/A	N/A

1. Awarded under our 2002 Equity Incentive Plan

Cash Incentive Program

On July 20, 2005 the Board of Directors adopted an incentive pool formula, effective January 1, 2005, for objectively determining the amounts to be awarded under the Company's cash incentive program. The cash incentive program is intended to provide an incentive for executive officers, managers and staff tied to the Company's financial performance and increases over the prior year's financial performance. Specifically, the formula provides for a pool of funds available for cash incentive awards equal to (A) 10% of the Company's net profits, up to the amount of the prior year's net profit level; (B) 40% of the amount of net profits that are above the prior year's net profit level, up to a 10% increase over the prior year; and (C) 55% of all additional net profit increases over 10%. After determining the amount available for issuance under the formula, 60% of that amount is awarded to the executive management group and 40% to managers and staff.

Outstanding Equity Awards at Fiscal Year-End

NAME	OPTION AWARDS					STOCK AWARDS			
	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISEABLE	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF SECURITIES UNDERLYING UNEXERCISED UNEARNED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)	EQUITY INCENTIVE PAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
PEO Cutting	22,500[4]	10,000 [5]	0	465,901 235,000	1/21/14	3,000[3]	69,300 23,580	0	0
PFO Smith	8,348[2]	0	0	66,507	4/21/09	1,800[3]	23,580	0	0
A Gorham	0	0	0	0	N/A	1,800[3]	0	0	0
Former PEO Switzer	0	0	0	0	N/A	1,000[1]	13,100	0	0

(1) Awarded under the 2002 Equity Incentive Plan. The restricted shares vest in three equal installments on each anniversary of the date of grant beginning July 19, 2007
(2) All were granted April 21, 1999 under the 1996 Stock Option Plan and are fully vested.
(3) Awarded under the 2002 Equity Incentive Plan. The restricted shares vest in five equal installments on each anniversary of the date of grant beginning July 19, 2007.
(4) All were granted on January 21, 2004 under the 2002 Equity Incentive Plan and are fully vested.
(5) All were granted on January 16, 2008 under the 2002 Equity Incentive Plan and vest in five equal installments beginning January 16, 2009

18

Option Exercises and Stock Vested

NAME	OPTION AWARDS		STOCK AWARDS	
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)
(a)	(b)	(c)	(d)	(e)
PEO Sean C. Cutting	0	0	1,000 [2]	20,500
PFO Mary Dieter Smith	3,138[3]	14,228	600 [2]	12,300
A Cathleen Gorham	0	0	600 [2]	12,300
Former PEO Mel Switzer, Jr.	11,486[1]	189,244	1,000 [2]	20,500

(1) On February 5, 2008, Mr. Switzer exercised 11,486 shares from a March 18, 1998 grant of an option to purchase 11,486 shares. The exercise price of the options was $10.77 per share compared to a market value of $27.25 per share at time of exercise.

(2) Restricted stock vested July 18, 2008 from a grant awarded July 19, 2006 under the 2002 Equity Incentive Plan.

(3) On December 30, 2008, Ms. Smith exercised 3,138 shares from an April 21, 1999 grant of an option to purchase 28,715 shares. The exercise price of the options was $7.97 per share compared to a market value of $12.50 per share at the time of exercise.

Pension Benefits

NAME	PLAN NAME	NUMBER OF YEARS CREDITED SERVICE (#)	PRESENT VALUE OF ACCUMULATED BENEFIT ($)	PAYMENTS DURING LAST FISCAL YEAR ($)
(a)	(b)	(c)	(d)	(e)
PEO Sean Cutting	Sonoma Valley Bank Supplemental Executive Retirement Plan	4	121,535	0
PFO Mary D Smith	Sonoma Valley Bank Supplemental Executive Retirement Plan	15	1,006,887	0
A Cathy Gorham	Sonoma Valley Bank Supplemental Executive Retirement Plan	3	52,392	0
Former PEO Mel Switzer, Jr.	Sonoma Valley Bank Supplemental Executive Retirement Plan	15	1,951,094	0

SERP Plan

During 1994, the Bank adopted a Supplemental Executive Retirement Plan ("SERP Plan"). The SERP benefits certain eligible executives based upon the Personnel and Policies Committee's discretion. Currently, there are three executives and two retired executive that are eligible for benefits under the SERP Plan. The plan provides that the Bank will pay the participants specified annual amounts over a specified period after retirement, and to make those payments to the participant's beneficiary or estate if death should occur prior to or during retirement. The amount of benefit is determined by a formula multiplying a factor determined by the number of years of service to the Bank with an average of the highest five years of compensation. The SERP Plan is unfunded for tax purposes and under Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Bank purchased single premium life insurance policies in connection with the implementation of the plan, which policies provide protection against the adverse financial effects from the death of a participant. Although the participants are the named insureds, the Bank is the owner and beneficiary under the policies.

Of the named executives, Mr. Switzer and Ms. Smith are eligible for early retirement benefits under the SERP Plan and are both fully vested in the plan. Mr. Switzer will begin receiving payments in 2009.

Non Qualified Deferred Compensation

NAME	EXECUTIVE CONTRIBUTION ($)	COMPANY CONTRIBUTION ($)	AGGREGATE EARNINGS FOR THE YEAR ($)	AGGREGATE WITHDRAWALS ($)	AGGREGATE YEAR-END BALANCE ($)
(a)	(b)	(c)	(d)	(e)	(f)
PEO S Cutting	0	0	223	0	3,408[5]
PFO Mary Smith	31,329[3]	0	25,223	0	374,848[4]
A C Gorham Former PEO	0	0	0	0	0
Mel Switzer	32,393[1]	0	24,367	0	372,466[2]

(1) This amount is included in 2007 Non Equity Incentive Plan Compensation column of the Summary Compensation Table.
(2) Includes $308,786 held in the 1995 Sonoma Valley Bank Deferred Compensation Plan and $63,680 held in the 2005 Sonoma Valley Bank Deferred Compensation Plan.
(3) Of this amount, $14,950 is included in the salary column and $6,379 is included in the Non Equity Incentive Plan Compensation column of the Summary Compensation Table.
(4) Includes $300,232 held in the 1995 Sonoma Valley Bank Deferred Compensation Plan and $74,616 held in the 2005 Sonoma Valley Bank Deferred Compensation Plan.
(5) This amount is held in the 2005 Sonoma Valley Bank Deferred Compensation Plan.

Deferred Compensation Plan

Effective January 1, 2005, the Company has two Deferred Compensation Plans. One dated April, 1995 is grandfathered under the old rules and the other Plan is effective January 1, 2005 in compliance with Section 409A requirements. The April 1, 1995 Plan no longer received contributions after the year ending December 31, 2004.

Under the terms of the Company's Deferred Compensation Plan, for each plan year eligible participants may defer a minimum of $2,000 of each of the participant's base salary, annual bonus and directors' fees and a maximum of 50% of their base salary and 100% of their annual bonus and directors' fees. Prior to any distributions, interest is credited and compounded annually on each participant's account balance at a preferred crediting rate, which is equal to 120% of Moody's Seasoned Corporate Bond rate for the month of August immediately prior to each plan year, rounded up to the nearest whole percentage. Upon retirement, a participant receives his or her account balance and if the balance is paid in installments the undistributed portion is credited with interest and compounded annually at the preferred rate. A participant may, at any time, withdraw all of his or her account balance prior to retirement or upon termination, less a 10% withdrawal penalty.

Compensation Plan Table

The following table provides aggregate information as of the end of the fiscal year ending December 31, 2008 with respect to all compensation plans (including individual compensation arrangements) under which equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	157,871	14.98	224,158
Equity compensation plans not approved by security holders	0	0	0
Total	157,871	14.98	224,158

401(k) Plan

In June 1989, as amended in October 1992 for the year beginning January 1992, the Bank adopted a 401(k) employee savings plan (the "401(k) Plan") which provides for a cash deferral arrangement under which all employees, including the named executives, are eligible for participation following three months of employment. The purpose of the 401(k) Plan is to reward eligible employees for their long and loyal service to the Bank and allow them to provide for their retirement.

All eligible employees may contribute between 1% and 20% of their regular cash compensation not to exceed a certain dollar limit that is determined each year by the Internal Revenue Service. For 2008 this limit was $15,500. However, for employees who were 50 years of age or older at the end of the year the limit was $20,500. All employee contributions are fully vested. Each employee is entitled to direct the investment of his or her account into any or all of the available investment funds.

Each payday, the Bank makes a matching contribution on each employee's behalf in an amount equal to 40% of the amount contributed by the employee. The 401(k) Plan allows each participant to become 100% vested upon participation in the plan. Employees leaving the service of the Bank after participating in the plan may withdraw their vested portion, plus their pro rata share of income and forfeitures, and in cash, generally in one payment or in installments.

The Bank made contributions totaling $136,733 in 2008, $147,994 in 2007 and $148,691 in 2006.

POTENTIAL PAYMENTS UPON TERMINATION AND CHANGE IN CONTROL

The following table describes the potential payments upon a hypothetical termination or a change of control of the Company on December 31, 2008, for each of the named executives. The actual amounts that would be paid out can only be determined at the time of the executive's termination of employment.

Executive Benefits and Payments Upon Termination	Termination	Retirement	Termination Following a Change of Control	Death & Disability
Severance Agreement:				
Sean Cutting	0	0	$400,008	0
Mary Dieter Smith	0	0	$148,500	0
Cathleen Gorham	0	0	$148,500	0
Mel Switzer, Jr.	0	0	$480,000	0
SERP (1)				0
Sean Cutting	0	$138,567	$138,567	$138,567
Mary Dieter Smith	$121,104	$121,104	$121,104	$121,104
Cathleen Gorham	0	$117,893	$117,893	$117,893
Mel Switzer, Jr.	$200,376	$200,376	$200,376	$200,376
Deferred Compensation Plan(2)				
Sean Cutting	$3,408	$3,408	$3,408	$3,408
Mary Dieter Smith	$374,848	$374,848	$374,848	$374,848
Cathleen Gorham	0	0	0	0
Mel Switzer, Jr.	$372,466	$372,466	$372,466	$372,466
Accelerated vesting of outstanding options (3)				
Sean Cutting	0	0	0	0
Mary Dieter Smith	0	0	0	0
Cathleen Gorham	0	0	0	0
Mel Switzer, Jr.	0	0	0	0
Accelerated vesting of restricted shares (4)				0
Sean Cutting	0	0	$69,300	0
Mary Dieter Smith	0	0	$23,580	0
Cathleen Gorham	0	0	$23,580	0
Mel Switzer, Jr.	0	0	$13,100	0

(1) Provides for benefits equal to a percentage of the accrued benefit amount upon retirement or involuntary termination following a change of control or upon death or disability. The amounts indicated are paid annually to the executive for fifteen years. The Company owns sufficient life insurance on the Plan Participants to fully fund amounts in the event of a premature death.

(2) Aggregate account as of December 31, 2008. The amounts shown in the Nonqualified Deferred Compensation table include the amounts shown in this column.

(3) Calculated as the difference between the grant price of in-the-money exercisable options and the closing price of the Company's common stock on December 31, 2008 ($13.10), multiplied by the number of such options as of December 31, 2008. This calculation includes all options that were exercisable on December 31, 2007 and would become exercisable after the executive's termination following a change of control.

(4) Calculated based on the closing price of the Company's common stock on December 31, 2008.

The Company has not entered into employment agreements with any of the named executive officers. As a result of their at-will employment, upon termination of employment the named executive officers will be entitled only to their accrued compensation as of the date of termination and such other benefits generally available to all employees upon termination in a manner consistent with the Company's employment policies.

On October 15, 2008, the Company entered into Severance Agreements with its Chief Executive Officer, Mel Switzer, its President, Sean C. Cutting, its Chief Financial Officer, Mary Dieter Smith and its Chief Operating Officer, Cathy Gorham. The Severance Agreements with Mr. Switzer and Mr. Cutting provide for payment to them equal to two years of base salary in the event that they are terminated within 24 months following a change of control of the Company.

Similarly, the Severance Agreements with Ms. Smith and Ms. Gorham provide for payment to each equal to one year of their individual base salary in the event either is terminated within 24 months following a change of control of the Company. The Severance Agreements are not employment agreements and provide for payment of the severance only in the event of the occurrence of the specified circumstances. All Severance Agreements are effective through October 16, 2013, subject to extension by mutual agreement of the Company and each executive. The Company has assumed the obligations under these agreements.

Under the terms of the Company's 1996 Stock Option Plan, 2002 Equity Incentive Plan and the 2007 Equity Incentive Plan, upon a change of control all outstanding options, including those held by the named executive officers, vest immediately upon the public announcement of the transaction. A change of control is generally deemed to occur when one transaction or series of transactions results in the issuance of 50% or greater of voting securities, the Company is acquired in some form of merger or consolidation in which the Company does not survive or when substantially all of the assets of the Company are sold.

Under the director benefits agreements, directors are to receive benefits upon a change of control and, in certain circumstances, upon termination. The agreements specify that if a director is terminated by removal for cause, the director forfeits all of his or her rights under the director benefits agreement and is not entitled to any payments. If a director voluntarily terminates his or her directorship prior to age 70 or is terminated without cause, he or she is not entitled to any director benefits under the agreements unless a majority of the non-employee directors vote to pay such benefits to the terminated director. However, if a director is terminated following a change of control, the director is entitled to be paid the director benefits regardless of the director's age at the time of termination.

Upon a change of control, executives entitled to benefits under the Company's Supplemental Executive Retirement Plan are entitled to 60% of their accrued benefits.

RELATED PERSON TRANSACTIONS

Certain Relationships and Related Transactions

The Bank has had (and expects to have in the future) banking transactions in the ordinary course of its business with its directors, officers, principal shareholders and their affiliates. These loans are granted on substantially the same terms, including interest rates, collateral, and repayment terms, as those prevailing at the same time for comparable transactions with others and, in the opinion of management, do not involve more than the normal risk of collectability. A part of the Bank Loan Policy details the terms to be followed when making a loan to a director, executive officer or principal shareholder. The extensions of credit are to be made on the same terms and credit worthiness as those to outside borrowers of the Bank and in accordance with Regulation O. The extensions of credit require approval of the Board with the interested party abstaining from participating in the voting. The aggregate loan disbursements and loan payments made in connection with loans to directors, officers, principal shareholders, and affiliates, are as follows:

	2008	2007
Balance, beginning of year	$ 2,461,000	$ 2,657,000
Loan Disbursements	821,000	703,000
Loan Payments	(1,839,000)	(899,000)
Balance, end of year	$ 1,443,000	$ 2,461,000

During 2008, the highest amount of aggregate indebtedness of directors, officers, principal shareholders, and affiliates, was $2,799,270 as of August 31, 2008 which represented 10.45% of the Bank's equity capital as of such date.

The Bank leases its Glen Ellen branch office from Sonoma Market Partnership in which director Dale Downing is a partner. Lease expense for the years ended December 31, 2008 and 2007 was $15,560 and $15,294, respectively. The facility is leased for a five year term expiring March 2013 with the option to extend for one additional five year term at the same Consumer Price Index limitations. The monthly lease payments will be increased annually based upon the Consumer Price Index, but not less than 4% annually.

Section 16(a) Beneficial Ownership Reporting

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors and persons who own more than ten percent (10%) of the Company's Common Stock, to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the Securities and Exchange Commission (the "SEC"). Such executive officers, directors and ten percent (10%) shareholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file. Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that no other filings were required for such persons, the Company believes that, during the year ended December 31, 2008, all of its executive officers, directors and ten percent (10%) shareholders complied with all applicable Section 16(a) filing requirements by filing Form 3, 4 and 5 with the SEC, except for the following:

On May 15, 2008, Robert J. Nicholas, Chairman of the Board, sold 2,173 shares of common stock of the Company at $25.55. A late Form 4 was filed on January 28, 2009 to report this transaction.

On July 23, 2008, Dale Downing acquired 100 shares of common stock of the Company at $21.00. A late Form 4 was filed on February 20, 2009 to report this transaction.

PROPOSAL NO. 2
RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Board of Directors has appointed Richardson and Co., certified public accountants, as independent auditors for the Company for 2009. Richardson and Co. has served as independent auditors for the Company since 1993. Shareholders are being asked to ratify this selection at the annual meeting. A representative of Richardson and Co. will be present at the meeting and will be afforded the opportunity to make a statement and respond to appropriate questions.

Recommendation of the Board of Directors

The Board of Directors recommends that shareholders vote "FOR" Proposal No. 2.

PROPOSAL NO. 3
ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION

On February 17, 2009, President Obama signed the American Recovery and Reinvestment Act of 2009 (the "Act") into law. The Act includes a provision, commonly referred to as "Say-on-Pay," that amends existing law and requires a participating bank in the Capital Purchase Program ("CPP") to: "permit a separate shareholder vote to approve the compensation of executives, as disclosed pursuant to the compensation disclosure rules of the Commission (which disclosure shall include the compensation discussion and analysis, the compensation tables, and any related material)." We are a CPP recipient pursuant to which we issued preferred stock and warrants to purchase our preferred stock to the U.S. Treasury. See section titled *Capital Purchase Program- Executive Compensation Requirements.*

We are providing you the opportunity, as a shareholder, to endorse or not endorse our executive pay program and policies through the following resolution:

"RESOLVED, that the shareholders approve the compensation of executive officers as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement."

As provided in the Act, the vote is not binding on the board of directors and may not be construed as overruling a decision by the board of directors, nor creating or implying any additional fiduciary duty by the Board of Directors, nor be construed to restrict or limit the ability of shareholders to make proposals for inclusion in proxy materials related to executive compensation.

We believe that our compensation policies and procedures are strongly aligned with the long-term interests of our shareholders. Because your vote is advisory, it will not be binding upon the Board of Directors. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

Recommendation of the Board of Directors

The Board of Directors unanimously recommends a vote "FOR" approval of the compensation of executive officers as described in the compensation discussion and analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this proxy statement.

OTHER BUSINESS

Audit Fees

The aggregate fees billed for professional services rendered for the audit of the Company's annual financial statements on Form 10-K and the review of the financial statements included in the Company's quarterly reports on Form 10-Q for the fiscal year ended December 31, 2007 was $80,665 and December 31, 2008 was $96,770.

Audit-Related Fees

The aggregate fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company's financial statements for the year ended December 31, 2007 was $5,258 and December 31, 2008 was $5,318.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended December 31, 2007 was $5,731 and December 31, 2008 was $930. The services comprising these fees include federal and state income tax returns, quarterly tax estimates and business property tax statements.

All Other Fees

There were no aggregate fees billed for any other professional services rendered by the Company's independent auditors for the fiscal year ended December 31, 2007 and 2008.

The Audit Committee pre-approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. The percentage of hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees was less than 3%.

Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions. A copy of our code of ethics can be found on our website at https://www.sonomavalleybank.com/code_of_ethics.aspx.
The Company will report any amendment or waiver to the code of ethics on our website within five (5) days.

Shareholder Proposals

In addition to the matters discussed above, proxies will be exercised at the discretion of the Proxy Holders in voting on such other business as may properly be brought before the meeting. Except as discussed below, the only matters which the Board of Directors intends to present or knows will be presented at the meeting are the matters discussed herein. If any proposals are properly brought before the Annual Meeting, or any adjournment or postponement thereof, the Proxy Holders will vote in accordance with their own discretion.

Shareholder Proposals for Next Year's Annual Meeting

Proposals by shareholders intended to be presented at the 2010 Annual Meeting of shareholders must be received by us not later than December 3, 2009, for consideration for possible inclusion in the proxy statement relating to that meeting. All proposals must meet the requirements of Rule 14a-8 of the Exchange Act.

For any proposal that is not submitted for inclusion in next year's proxy statement (as described in the preceding paragraph), but is instead intended to be presented directly at next year's annual meeting, SEC rules permit management to vote proxies in its discretion if the Company (a) receives notice of the proposal before the close of business on February 17, 2010 and advises stockholders in the next year's proxy statement about the nature of the matter and how management intends to vote on such matter or (b) does not receive notice of the proposal prior to the close of business on February 17, 2010.

Notices of intention to present proposal at the 2010 Annual Meeting should be addressed to the Secretary of the Company at 202 W. Napa Street, Sonoma, California 95476. The Company reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

Additional Information and Financial Disclosure

Additional copies of the Annual Report are available upon request. Requests for this statement or a copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission, free of charge, may be made by writing to Sonoma Valley Bancorp, 202 W. Napa Street, Sonoma, California 95476 or by calling the Company at (707) 935-3200.

Shareholders may send communications to the Board of Directors to the Secretary, Sonoma Valley Bancorp, 202 W. Napa Street, Sonoma, California 95476.

 By Order of the Board of Directors

 /s/ Suzanne Brangham
 SUZANNE BRANGHAM, Secretary

ANNUAL MEETING OF SHAREHOLDERS OF
SONOMA VALLEY BANCORP
May 20, 2009

PROXY VOTING INSTRUCTIONS

<u>MAIL</u> -Sign, date and mail your proxy card in the envelope provided as soon as possible.

-OR-

<u>TELEPHONE</u> -Call toll-free **1-800-PROXIES** (1-800-776-9437) from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

-OR-

<u>INTERNET</u> -Access "**www.voteproxy.com**" and follow the on-screen instructions. Have your proxy card available when you access the web page.

COMPANY NUMBER   _____
ACCOUNT NUMBER   _____

You may enter your voting instructions at 1-800-PROXIES or www.voteproxy.com up until 11:59 PM Eastern Time the day before the cut-off or meeting date.

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

THE BOARD RECOMMENDS A VOTE "FOR" PROPOSALS 2 AND 3. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [x].

1.   To elect directors to serve for the ensuing year and until their successors are elected.

NOMINEES:

[ ]	FOR ALL NOMINEES	O	Suzanne Brangham
[ ]	WITHHOLD AUTHORITY	O	Dale T. Downing
[ ]	FOR ALL EXCEPT	O	Robert B. Hitchcock
		O	Robert J. Nicholas
		O	Valerie Pistole
		O	Mel Switzer, Jr.

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "**FOR ALL EXCEPT**" and fill in the circle next to each nominee you wish to withhold.

2.   To ratify the selection of Richardson and Co. as independent auditors for fiscal year 2009.

[ ]   FOR   [ ]   AGAINST   [ ]   ABSTAIN

3.   To approve, in an advisory (non-binding) vote, the compensation of executives disclosed in the proxy statement.

[ ]   FOR   [ ]   AGAINST   [ ]   ABSTAIN

          THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE ABOVE NOMINATED DIRECTORS AND FOR PROPOSALS TWO AND THREE.

THIS PROXY ALSO DELEGATES DISCRETIONARY AUTHORITY TO VOTE WITH RESPECT TO OTHER BUSINESS WHICH PROPERLY MAY COME BEFORE THE MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

PLEASE READ, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE NOTICE OF ANNUAL MEETING AND PROXY STATEMENT FURNISHED IN CONNECTION THEREWITH.

Yes, I plan to attend the shareholders' meeting _____

Signature of Shareholder _____   Date: _____

Signature of Shareholder _____   Date: _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

SONOMA VALLEY BANCORP
202 W. Napa Street
Sonoma, CA 95476
(707) 935-3200

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
For the Annual Meeting of Shareholders to be held on May 20, 2009

The shares of stock you hold will be voted as you specify on the reverse side.

If no choice is specified, the proxy will be voted "FOR" the nominated Directors and proposals Two and Three.

By signing the proxy, you revoke all prior proxies and appoint Robert J. Nicholas, Chairman of the Board, and Sean C. Cutting, President and Chief Executive Officer, and each of them in the absence of the other, with full power of substitution, to vote your shares on the matters shown on the reverse side and any other matters which may come before the Annual Meeting and all adjournments.

IMPORTANT: SIGNATURE REQUIRED ON REVERSE SIDE